 Exhibit 2.01

Execution copy
July 2, 2005
Share Purchase Agreement in respect of shares in Unilin Holding NV between Cigales SAK as Seller and Mohawk Industries, Inc. as Purchaser

Share Purchase Agreement

Between:	(1)	Cigales SAK, a foundation organised and existing under the laws of The Netherlands, having its registered office at Hoogeveenenweg 28, Nieuwerkerk aan den IJssel 2913 LV, the Netherlands,
		represented for the purposes of this Share Purchase Agreement (the "Agreement") by Mr. Frans de Cock and Mr. Bernard Thiers, directors,
		hereinafter referred to as "Cigales" or "Seller";

And:	(2)

Mohawk Industries, Inc., a company organised and existing under the laws of Delaware, the United States of America, having its executive offices at 160 South Industrial Blvd., Calhoun, GA 30701, USA, acting on behalf of an existing or to be incorporated Belgian company,

		represented for the purpose of this Agreement by Mr. Jeffrey Lorberbaum, Chairman and CEO and Mr. Frank Boykin, CFO;
		hereinafter referred to as the "Purchaser".

Whereas:

(A)              The Seller owns 695,529 bearer shares (the "Shares") in Unilin Holding NV, a limited corporation organised and existing under the laws of Belgium, having its registered office at Schaapdreef 36, 8710 Ooigem, Belgium, registered with the Register of Legal Entities under number 0405.447.726 (the "Company").

(B)              The Shares represent approximately 94.26 % of issued capital of the Company.  The remaining 42,391 bearer shares in the Company, representing approximately 5.74 % of the issued capital, are held by Unilin Flooring NV, an indirect wholly-owned subsidiary of the Company.

(C)              The Seller organised a controlled auction pursuant to which the Purchaser, together with different other candidate-purchasers, was granted the opportunity to review certain information and indicate its interest in acquiring the Shares, following the execution of a confidentiality undertaking with the Company dated May 23, 2005, attached hereto as Schedule A (the "Confidentiality Agreement").

(D)              In the course of the auction procedure, the Purchaser, its representatives and advisors have conducted a financial, environmental, legal, business and tax due diligence in respect of the business and operations of the Company and its subsidiaries.

(E)              Mr Bernard Thiers has signed a form, pursuant to which he assigns his entire right, title and interest in all Intellectual Property used by the Company in its business, substantially in the form as attached in Schedule B.

(F)               The Seller now wishes to sell to the Purchaser and the Purchaser now wishes to purchase from the Seller the Shares, upon the terms and subject to the conditions set forth in this Agreement.

A05230281/1.15/02 Jul 2005                                                - 1 -

It is agreed as follows:

1                   Definitions and Interpretation

1.1             Definitions

For the purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Clause 1.1:

"Affiliated Company" means an affiliated company ("société liée" / "verbonden vennootschap") as defined in Article 11 of the Belgian Companies Code.

"Antitrust Clearances" means those clearances or consents required by any competent merger control authorities to lawfully complete the transfer of the Shares from the Seller to the Purchaser, which are listed in Schedule 5.3.1.

"Antitrust Laws" means all applicable antitrust laws and regulations in force as of the date of this Agreement.

"Business Day" means any day other than a Saturday, a Sunday or a bank holiday in Belgium.

"Closing" means the transfer of ownership of the Shares pursuant to Clause 6.1.

"Closing Date" means the date on which the Closing shall take place pursuant to Clause 6.1.

"Code" means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Company" has the meaning set forth for such term in the first recital.

"Confidentiality Agreement" has the meaning set forth for such term in the third recital.

"Consent" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit, which in the event it is not obtained or if it is revoked is likely to result in, individually or in the aggregate, a Material Adverse Change.

"Contract" means any written agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business.

"Default" means any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any liability under, any Contract, Law, Order, or Permit, where, in any such event, such Default is likely to result in, individually or in the aggregate, a Material Adverse Change.

"Damages" means any damage, loss, undertaking, liability, penalty or payment effectively or likely to be incurred, borne or made by the relevant Person.

A05230281/1.15/02 Jul 2005                                                - 2 -

"EBITDA" means the sum of the "Bedrijfswinst" (account number 70/64) and the "Afschrijvingen en waardeverminderingen op inrichtingskosten, op immateriële en materiële vaste activa" (account number 630), as determined in accordance with Belgian GAAP applying, as the case may be, the valuation rules consistently used by the Unilin Group. For the avoidance of doubt, the Unilin Group's valuation rules comply with Belgian GAAP.

"GAAP" means generally accepted accounting principles, consistently applied during the periods involved.

"Intellectual Property" means copyrights, patents, trademarks, service marks, service names, trade names, domain names, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, business methods, shop-rights and other intellectual property rights.

"Law" means any code, law (including common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

"Lien" means any pledges, security interests, usufructs ("usufruit" / "vruchtgebruik"), options, or any other third party rights of any kind, which are likely to result in, individually or in the aggregate, a Material Adverse Change, except for 4.1.1(v) with respect to which the definition of Lien shall be without reference to Material Adverse Change.

"Litigation" means any judicial or administrative action, arbitration, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors) relating to or affecting a Party.

"Material Adverse Change" means any event or development which, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of the Company and the Affiliated Companies, taken as a whole, provided that:

(i)  an adverse effect shall only be deemed material if (A) it would have had or is likely to result in an impact on the consolidated annual EBITDA of the Company for fiscal year 2005 of more than EUR 25 million, assuming such event or development had occurred on January 1, 2005 or (B) it would have had or is likely to result in more than EUR 110 million of Damages to the Company;

(ii) no event or development that is the result of (x) changes in general economic conditions or changes affecting the industry in which the Company is operating or (y) the entering into of this Agreement or the consummation of the transactions contemplated in this Agreement, shall be deemed a Material Adverse Change.

"Order" means any administrative decision or award, decree, injunction, judgment, order, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, tribunal, administrative agency, or Regulatory Authority.

"Parties" means the Seller and the Purchaser (each of them being referred to individually as a "Party").

A05230281/1.15/02 Jul 2005                                                - 3 -

"Permit" means any Regulatory Authority approval, authorization, certificate, easement, filing, franchise, license, notice or permit to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets, or business, which in the event it is not obtained or if it is revoked is likely to result in, individually or in the aggregate, a Material Adverse Change.

"Permitted Liens" has the meaning set forth for such term in Clause 8.3.

"Person" means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association.

"Purchase Price" means the purchase price as set forth in Clause 3.1.

"Regulatory Authorities" means, collectively, the SEC, the New York Stock Exchange, the Belgian Banking Finance and Insurance Commission, and all other governmental or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards or bodies of any kind having jurisdiction over the Parties and their respective Subsidiaries.

"Related Persons" means any certificate holder of the Seller or any director, officer, employee, agent or representative (including financial and legal advisors) of the Seller, the Company or its Affiliated Companies.

"SEC" means the United States Securities and Exchange Commission.

"Shares" has the meaning set forth for such term in the first recital.

"Subsidiaries" means the Company's subsidiaries, the details of which are set out in Schedule 1.1.

"Taxes" means all taxes, however denominated, including any interest, penalties, additions to tax or additional taxes that may become payable in respect thereof, which taxes shall include all income taxes, registration taxes, social security contributions, real estate and personal property taxes, VAT, "parafiscal" charges, customs duties, withholding taxes, environmental taxes and local taxes.

"Tax Return" means any report, return, information return, or other information required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

1.2             Interpretation

1.2.1           The titles and headings included in this Agreement are for convenience only and do not express in any way the intended understanding of the Parties. They shall not be taken into account in the interpretation of the provisions of this Agreement.

1.2.2           The Schedules to this Agreement form an integral part hereof and any reference to this Agreement includes the Schedules and vice versa.

1.2.3           The original version of this Agreement has been drafted in English. Should this Agreement be translated into French, Dutch or any other language, the English version shall prevail among the Parties to the fullest extent permitted by Belgian law, provided, however, that whenever French and/or Dutch translations of certain words or expressions are contained in the original English version of this Agreement, such translations shall be conclusive in determining the Belgian legal concept(s) to which the Parties intended to refer.

A05230281/1.15/02 Jul 2005                                                - 4 -

1.2.4           When using the expressions "shall use its best efforts" or "shall use its best endeavours" (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian legal concept of "obligation de moyen" / "middelenverbintenis".

1.2.5           When using the words "shall cause" or "shall procure that" (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian legal concept of "porte-fort" / "sterkmaking".

1.2.6           The words "herein", "hereof", "hereunder", "hereby", "hereto", "herewith" and words of similar import shall refer to this Agreement as a whole and not to any particular clause, paragraph or other subdivision.

1.2.7           The words "include", "includes", "including" and all forms and derivations thereof shall mean including but not limited to.

1.2.8           All periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, the expiration date shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) following the one on which the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) ("de quantième à veille de quantième" / "van de zoveelste tot de dag vóór de zoveelste").

1.2.9           Unless otherwise provided herein, all references to a fixed time of a day shall mean Central European Time.

2                   Sale and purchase of the Shares

2.1             The Shares

2.1.1           Subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell to the Purchaser and the Purchaser hereby agrees to buy from the Seller, the Shares.

2.1.2           The full ownership of the Shares shall be transferred to the Purchaser on the Closing Date against payment of the Purchase Price in accordance with Clause 3.1.

2.2             Rights attaching to the Shares - dividends

The Shares are sold together with all rights attaching thereto, including the right to the full amount of all dividends which might be allocated to the Shares in respect of the current financial year (which started on December 31, 2004).

3                   Purchase Price

3.1             Purchase Price and payment thereof

Subject to the terms and conditions of this Agreement, the Purchaser shall pay to the Seller on the Closing Date an amount equal to EUR 2,227.5 million (the "Purchase Price") in return for the Shares, by wire transfer in immediately available funds (value date the Closing Date) to the account designated by the Seller.

A05230281/1.15/02 Jul 2005                                                - 5 -

3.2             Final Purchase Price

The Parties agree that the Purchase Price is final and fixed. It may not be adjusted for any reason whatsoever, whether prior to, or following, the Closing.

4                   Representations and warranties

4.1             Representations and warranties of the Seller

The Seller represents and warrants to the Purchaser as at the date hereof and the Closing Date that, except (i) as set forth in the vendor due diligence reports delivered to the Purchaser prior to the date hereof, (ii) as disclosed in the documents set forth on the data room index delivered to the Purchaser and made available to the Purchaser at the offices of Linklaters De Bandt in Antwerp, Belgium, which are attached hereto as Schedule 4.1.(ii), (iii) as disclosed in the written answers to questions submitted by the Purchaser and its representatives to the Seller and its representatives prior to the date hereof attached hereto as Schedule 4.1.(iii), (iv) as to information which is available in public registers, or (v) as provided in this Agreement (the information set forth in Clauses (i) up to (v) being referred to herein as the "Disclosed Information"):

4.1.1           Organization; Authority; Capitalization; Existence

(i)              The Seller is a foundation ("stichting") duly organized and validly existing under the laws of the Netherlands.

(ii)            The Seller has the statutory power and authority to enter into this Agreement and to transfer and deliver the Shares as provided in this Agreement. The execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement have been duly authorized by the necessary actions of the Seller and this Agreement constitutes a valid obligation of the Seller enforceable against the Seller in accordance with its terms.

(iii)           The registered capital of the Company is EUR 915,000 divided into seven hundred thirty seven thousand nine hundred and twenty (737,920) shares.  The 737,920 shares represent all of the outstanding shares of capital in the Company.  Except for the 737,920 shares, there are (with the exception of the certificates issued by Cigales) and will be at Closing, no shares or other equity interests in the Company issued and outstanding or any options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating the Company to issue, transfer or sell any shares or other equity interests in the Company, or any agreements, arrangements, or understandings granting any person any rights in the Company similar to shares or other equity interests.

A05230281/1.15/02 Jul 2005                                                - 6 -

(iv)           The registered capital and shareholding of each Subsidiary has been included in the Disclosed Information.  The capital shares of each Subsidiary (the "Subsidiary Shares") represent all of the outstanding shares of capital in the Subsidiary indicated.  All shares of the Subsidiaries are directly or indirectly held by the Company with the exception of the shares in Unilin Systems SA and Unilin Systems SUD SAS which are to be transferred at Closing pursuant to Clause 6.2.2 (v).  Except for the Subsidiary Shares, there are and will be at Closing, no shares or other equity interests in any Subsidiary issued and outstanding or any options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating any Subsidiary to issue, transfer or sell any shares or other equity interests in any Subsidiary, or any agreements, arrangements, or understandings granting any person any rights in any Subsidiary similar to shares or other equity interests.

(v)             Upon Closing, the Purchaser will obtain full ownership of the Shares and all of the rights attached thereto, free and clear of all Liens.  At the Closing, all Subsidiary Shares and those shares of the Company held by Unilin Flooring NV shall be free and clear of all Liens.

(vi)           The Shares, the Subsidiary Shares and the shares of the Company held by Unilin Flooring NV have been validly issued and fully paid up.

(vii)          Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby, nor compliance by the Seller with any of the provisions hereof, will (i) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material asset of any Affiliated Company under, any Contract or Permit of any Affiliated Company, or, (ii) constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Affiliated Company or any of their respective material assets.

(viii)        No notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by the Seller of the transactions contemplated hereby.

(ix)          There are no legal grounds that could lead to the annulment of the Company or any Subsidiary.

(x)            Neither the Company nor any Subsidiary has been dissolved by a resolution of the Shareholders' Meeting, and no Shareholders' Meeting has been called to that effect.

(xi)          Neither the Company nor any Subsidiary has been dissolved by a court decision, has been declared bankrupt or has obtained a "concordat judiciaire" / "gerechtelijk akkoord". There is no request pending or, to the knowledge of the Seller, threatened for any such decision and there are no legal grounds that could justify any such decision.

(xii)         Neither the Company nor any Subsidiary is a party to any merger, split, contribution or sale of a division ("branche d'activité" / "bedrijfstak") or a business as a whole ("universalité" / "algemeenheid") or any other restructuring.

4.1.2           Financial Facilities

(i)                 The Company's consolidated EBITDA for the twelve month period ending December 30, 2004 is not less than EUR 240 million.

A05230281/1.15/02 Jul 2005                                                - 7 -

(ii)                The Disclosed Information includes (i) the amount of all overdrafts, loans or other financial facilities outstanding or available to the Company or the Subsidiaries and the interest rate applicable thereto, (ii) any pledges, mortgages, security interests and guarantees of any kind which relate to such indebtedness, and (iii) the name of the lender or the other payee of each such indebtedness.

(iii)              Unless otherwise provided in the general conditions of the lender, all liabilities of the Company and the Subsidiaries in respect of such indebtedness can be prepaid in full without penalty at any time.

4.1.3           Absence of Certain Changes or Events

           Since December 31, 2004, there have been no events, changes, or occurrences which have had, or are reasonably likely to result in, individually or in the aggregate, a Material Adverse Change.

4.1.4           Tax Matters

(i)              All Affiliated Companies have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and the correctness and completeness of these Tax Returns is not likely to result in, individually or in the aggregate, a Material Adverse Change.  None of the Affiliated Companies is the beneficiary of any extension of time within which to file any Tax Return.  The Company and the Subsidiaries are not in Default with respect to the full and timely payment of all Taxes of the Affiliated Companies (whether or not shown on any Tax Return).  There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the assets of any of the Affiliated Companies.  No claim has ever been made by an authority in a jurisdiction where any Affiliated Company does not file a Tax Return that such Affiliated Company may be subject to Taxes by that jurisdiction.

(ii)            None of the Affiliated Companies has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no explicit threats in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Affiliated Company or the assets of any Affiliated Company.  No officer or employee responsible for Tax matters of any Affiliated Company expects any Regulatory Authority to assess any additional Taxes for any period for which Tax Returns have been filed.  None of the Affiliated Companies has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

4.1.5           Intellectual Property

A05230281/1.15/02 Jul 2005                                                - 8 -

Each Affiliated Company owns or has a license to use all of the Intellectual Property used by such Affiliated Company in the course of its business.  Each Affiliated Company is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Affiliated Company in connection with such Affiliated Company's business operations, and such Affiliated Company has the right to convey by sale or license any Intellectual Property so conveyed.  No Affiliated Company is in Default under any of its Intellectual Property licenses.  At the date of this Agreement, no proceedings have been instituted, or are pending or to the knowledge of the Company threatened, which challenge the rights of any Affiliated Company with respect to Intellectual Property used, sold or licensed by such Affiliated Company in the course of its business, nor has any person claimed or formally alleged any rights to such Intellectual Property.  The conduct of the business of any Affiliated Company does not constitute a Default of any Intellectual Property rights of any other Person. No Affiliated Company is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.  Every officer, director, employee or supplier of any Affiliated Company, involved in the development of Intellectual Property, assigned any interest in any Intellectual Property to an Affiliated Company and undertook confidentiality covenants.

4.1.6           Compliance with Laws

Each Affiliated Company has in effect all Permits necessary for it to own, lease, or operate its material assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit.  None of the Affiliated Companies:

(i)              is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(ii)            since December 31, 2001, has received any written notification or communication from any agency or department of national or local government or any Regulatory Authority or the staff thereof (A) asserting that any Affiliated Company is not, or may not be, in compliance with any Laws or Orders, where such noncompliance is reasonably likely to result in, individually or in the aggregate, a Material Adverse Change, (B) threatening to revoke any Permits, or (C) requiring any Affiliated Company to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, that is likely to result in, individually or in the aggregate, a Material Adverse Change.

4.1.7           Legal Proceedings

There is no Litigation instituted or pending, or, to the knowledge of the Company, explicitly threatened in writing  against any Affiliated Company, or against any director, officer or employee in their capacities as such, or against any asset, interest, or right of any of them, that is likely to result in, individually or in the aggregate, a Material Adverse Change, nor are there any Orders outstanding against any Affiliated Company, that are reasonably likely to result in, individually or in the aggregate, a Material Adverse Change.

4.1.8           All representations and warranties contained in Clause 4.1.1 through 4.1.7 shall expire upon Closing and shall no longer give right to any claim or remedy following that date.

4.1.9           No Related Person shall have any liability or responsibility for the representations and warranties contained in Clauses 4.1.1 through 4.1.7.

A05230281/1.15/02 Jul 2005                                                - 9 -

4.1.10        The Purchaser acknowledges that it has not entered into this Agreement in reliance upon any express or implied representation or information other than the representations set out in Clauses 4.1.1 through 4.1.7.

4.1.11        Except for the representations and warranties contained in Clauses 4.1.1 through 4.1.7, neither the Seller, nor any of its Related Persons makes any other express or implied representation or warranty with respect to the Seller, the Shares, the Subsidiary Shares, the Company or its Affiliated Companies, their respective businesses (including the accuracy or completeness of any projections, financial statements or business plans) and the transaction contemplated in this Agreement. Accordingly, the delivery or disclosure to the Purchaser or any of its representatives of any documentation or other information by the Seller or any of its Related Persons, does not imply or constitute any other representation or warranty by the Seller or its Related Persons.

4.2             Representations and warranties of the Purchaser

The Purchaser represents and warrants to the Seller as at the date hereof and the Closing Date as follows:

4.2.1           The purchaser will be at Closing a corporation duly organized and validly existing under the laws of Belgium.

4.2.2           The Purchaser has the power and authority to enter into this Agreement and the other documents contemplated hereby. The execution and delivery of this Agreement, and other documents contemplated hereby and the consummation of the transaction contemplated in this Agreement have been duly authorized by the necessary corporate action of the Purchaser, and this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

5                   Conditions to Close

5.1             Conditions to the Purchaser's obligation to Close

The Purchaser's obligation to consummate the transaction contemplated in this Agreement is subject to:

5.1.1           each of the representations and warranties of the Seller set forth in Clause 4.1 which are qualified by a Material Adverse Change being accurate in all respects as of the Closing Date and each of the other representations and warranties of the Seller contained in Clause 4.1 being accurate in all material respects as of the Closing Date, save that the Purchaser may waive this condition at any time prior to and including the Closing Date at its entire discretion; and

A05230281/1.15/02 Jul 2005                                               - 10 -

5.1.2           the delivery of consolidated financial statements of the Company as of and for the year ended December 30, 2004, audited in accordance with the standards of the United States Public Accounting Oversight Board and presented in conformity with United States GAAP and sufficient to satisfy all requirements for filing with the SEC in accordance with the US Securities Act of 1933, as amended, and the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and an unqualified independent accountant's report of BDO Atrio of Messrs. Koen De Brabander and Lieven Van Brussel and Mrs Veerle Catry with respect to the above financial statements; and

5.1.3           the delivery of a statement by BDO Atrio of the calculation of the EBITDA for the twelve month period ended December 30, 2004.

5.2             Conditions to the Seller's obligation to Close

The Seller's obligation to consummate the transaction contemplated in this Agreement is subject to all the representations and warranties of the Purchaser contained in Clause 4.2 being accurate in all material respects as of the Closing Date, save that the Seller may waive this condition at any time prior to and including the Closing Date at its entire discretion.

5.3             Condition to the Parties' obligation to close

The Parties' obligations to consummate the transaction contemplated in this Agreement are subject to the satisfaction of the following conditions:

5.3.1           The Antitrust Clearances shall have been obtained or deemed obtained; and

5.3.2           No Material Adverse Change shall have occurred in the period between the date of this Agreement and the Closing Date.

5.4             Best efforts concerning the satisfaction of the Obligations to Close

5.4.1           Each of the Parties shall use its best efforts to ensure the due satisfaction of the conditions precedent set out in Clause 5 as soon as possible.

5.4.2           In case the conditions to close set forth in Clauses 5.1 and 5.3 are not or can no longer be fulfilled, the Purchaser shall have the right to terminate the Agreement in accordance with Clause 10.1.3.  The Seller shall in such an event not be held liable to pay any damages or costs the Purchaser may or has incurred.

5.5             Specific undertakings of the Purchaser concerning the satisfaction of the Condition to close set forth in Clause 5.3.1

5.5.1           The Purchaser shall ensure that all filings necessary to obtain the Antitrust Clearances are made as soon as possible or as required by Antitrust Laws but no later than ten (10) Business Days after the signing of this Agreement.

5.5.2           The Purchaser in this respect shall keep the Seller and/or its advisors regularly and in advance informed, promptly provide information as to the status thereof and supply as promptly as practicable any additional information and documentary material, including draft copies of all submissions to and material communications with any governmental or regulatory body so as to consult and allow the Seller a reasonable opportunity to assist and provide comments on such submissions and communications before they are submitted or sent.

A05230281/1.15/02 Jul 2005                                               - 11 -

5.5.3           Following the filings referred to in 5.4.1 above, the Purchaser shall take or cause to be taken all actions necessary, proper or advisable to obtain the Antitrust Clearances as soon as reasonably possible.  The Purchaser agrees that such necessary actions may include agreeing, or causing any of its Affiliated Companies to agree to (i) divest assets and businesses as may be necessary for the Purchaser to forestall any ruling, injunction, judgment, decree, or other order (whether preliminary, temporary or permanent) (an "Order") or the taking of any other action by any governmental authority to restrain, enjoin or otherwise prohibit the consummation of the transaction contemplated in this Agreement, and (ii) hold separate such assets and businesses pending such divestiture. In the event that, despite the Purchaser's compliance in all respects with its obligations in the preceding sentence, an Order is sought to be imposed that would prevent, delay or make unlawful the consummation of the transaction contemplated in this Agreement, the Purchaser will contest and resist any action seeking to have imposed any such Order and use its commercially reasonable efforts to take promptly any and all steps necessary to vacate, modify or suspend any such Order so as to permit such consummation as promptly as practicable after the date hereof.

6                   Closing

6.1             Date and Place

The transfer of ownership of the Shares to the Purchaser (the "Closing") shall take place at the offices of Linklaters de Bandt in Antwerp, Belgium, on the fifth (5th) Business Day following the date upon which each of the conditions to close set out in Clauses 5.1.2 and 5.3.1 are satisfied or waived or at such other date as may be agreed by the Parties (the "Closing Date"); provided, however, that in no event shall the Closing Date occur prior to October 3, 2005.

6.2             Seller's Closing Obligations

On the Closing Date, the Seller shall take the following actions:

6.2.1           the Seller shall deliver to the Purchaser the bearer certificates constituting title to the Shares and the bearer certificates representing shares of the Company held by Unilin Flooring NV;

6.2.2           the Seller shall deliver to the Purchaser:

(i)                 an executed receipt for the Purchase Price; and

(ii)                the letters of resignation of the Company's and its Subsidiaries' directors, other than Frans De Cock, Bernard Thiers, Marc Van Canneyt and Paul De Fraeye, listed in Schedule 6.3.3(i);

(iii)              a Seller's closing certificate substantially in the form as attached in Schedule 6.2.2(iii), which shall include the existing charter and administration conditions of Cigales;

(iv)               the executed form pursuant to which Bernard Thiers assigns his entire right, title and interest in all Intellectual Property used by the Company in its business, substantially in the form as attached in Schedule B;

(v)                an executed transfer agreement with respect to the shares in Unilin Systems SA and Unilin Systems SUD SAS, substantially in the form as attached in Schedule 6.2.2.(v).

6.3             Purchaser's Closing Obligations

On the Closing Date, the Purchaser shall take the following actions:

6.3.1           the Purchaser shall pay the Purchase Price to the Seller, in accordance with Clause 3.1;

6.3.2           the Purchaser shall deliver to the Seller an executed receipt for the Shares; and

A05230281/1.15/02 Jul 2005                                               - 12 -

6.3.3           the Purchaser shall hold, or cause to be held, special shareholders' meetings for each of the Company and its Subsidiaries with the agenda set forth in (i) and (ii) below, and shall adopt, or cause to be adopted, the resolutions approving each item on such agenda, substantially in the form of the draft minutes attached as Schedule 0:

(i)                 resignation of each of the individuals or legal entities listed in Schedule 6.3.3(i) as directors of the Company or its Subsidiaries, as the case may be; and

(ii)                release of liability for the resigning directors of the Company or its Subsidiaries, as the case may be.

7                   Undertakings of all Parties

In addition to the undertaking of the Purchaser set forth in Clause 5.5, as soon as practicable after the date of this Agreement, the Parties shall comply with all formalities required in order to consummate the transaction contemplated in this Agreement (including any notification required to be made to public authorities for information purposes, such as the notifications to certain Belgian Ministers required under Article 36 of the Law of 30 December 1970 on Economic Expansion) and the Seller shall cause the Company to provide all assistance necessary for such formalities.

The Seller and the Purchaser agree that, from time to time, whether before, at or after the Closing Date, each of them will execute such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents of this Agreement.

8                   Undertakings of the Seller prior to the Closing Date

8.1             Purchaser's access to the Company

8.1.1           After the date of this Agreement, the Seller shall cause the Company and its Subsidiaries to afford to representatives of the Purchaser reasonable access to their offices, properties, books and records during normal business hours consistent with applicable law; provided, however, that such access shall be at reasonable times and upon reasonable notice and shall not unreasonably disrupt the personnel and operations of the Company or any of its Subsidiaries.  All access and requests for access, to the offices, properties, books or records shall be made through such representatives of the Seller as the Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder.

8.1.2           Any information provided to the Purchaser or its representatives in accordance with Clause 8.1 or otherwise pursuant to this Agreement shall be held by the Purchaser and its representatives in accordance with, and shall be subject to the terms of the Confidentiality Agreement.

8.2             Operation of the Company and its Subsidiaries' Business

Between the date of this Agreement and the Closing Date, the Seller shall cause the Company and its Subsidiaries to operate and carry on their businesses in the ordinary course of business in a manner consistent with past practices.

A05230281/1.15/02 Jul 2005                                               - 13 -

8.3             Restrictions on the Seller, the Company and its Subsidiaries

Between the date of this Agreement and the Closing Date, the Seller shall not, and shall cause the Company and its Subsidiaries not to, take any of the following actions, without the Purchaser's prior written consent (which consent shall not be unreasonably withheld or delayed), except to the extent it is required to do so by law or regulation or pursuant to a legally binding obligation in existence on the date hereof that has been disclosed to the Purchaser:

(i)                  amend its by-laws or similar constitutive document, except the amendments to the Company's Articles of Association described in the Vendor Due Diligence Report prepared by Linklaters De Bandt and dated May 13, 2005, which should have taken place at the occasion of the Company's annual shareholders' meeting;

(ii)                acquire, or agree to acquire, by merger, consolidation, purchase of shares or assets or otherwise any business or company (be it a corporation, partnership, association or other business organization);

(iii)               enter into any joint venture, partnership or other similar arrangement;

(iv)               alter its outstanding share capital or equity securities or declare, set aside, make or pay any dividend, distribution of share premium or extraordinary distribution in respect of its share capital or equity interests (in cash or otherwise) or purchase or redeem any outstanding shares of its share capital or other equity securities;

(v)                 issue or sell (other than pursuant to the terms of this Agreement), or agree to issue or sell, any of its share capital (including treasury shares) or other equity interest or any options (including any grants of stock options pursuant to stock option plans), warrants or other rights to purchase any such shares or other equity or voting interest or any securities convertible into or exchangeable for such shares or equity interests or purchase, or agree to purchase, any such securities of a third party, or cancel treasury shares;

(vi)               sell, transfer, lease or pledge, or agree to sell, transfer, lease or pledge, any shares of its Subsidiaries;

(vii)              make capital expenditures in an aggregate amount in excess of EUR 5 million other than those capital expenditures provided in the budget set forth in Schedule 8.3(vii);

(viii)            sell, transfer, lease or pledge, or agree to sell, transfer, lease or pledge, any property owned by the Company or its Subsidiaries, other than in the ordinary course of business and for Permitted Liens; for the purpose hereof "Permitted Liens" shall mean, collectively, any liens of any nature whatsoever arising from and continuing in the ordinary course of business for obligations which are not delinquent or which do not materially affect the value of the property including any title retention clause (clause de réserve de propriété) in favor of the seller of any assets;

(ix)              lend any amounts or waive or cancel any receivables or debts owed to it in excess of EUR 1 million per item and EUR 5 million in aggregate;

A05230281/1.15/02 Jul 2005                                               - 14 -

(x)                except in the ordinary course of business consistent with past practices (including daily cash management) or under existing credit facilities (including any renewals thereof), incur any liabilities in respect of any loans, overdrafts or other financial facilities in excess of EUR 5 million in the aggregate;

(xi)              enter into, amend or terminate any agreement which (a) involves a liability for the Company or its Subsidiaries in excess of EUR 5 million in the aggregate, or which (b) is not capable of being terminated by the Company or its Subsidiaries without compensation at any time with less than 6 months' notice;

(xii)             enter into any employment or similar contract with, or materially increase the annual level of remuneration or benefits of, the directors, officers or employees of the Company and the Subsidiaries as of the date hereof, except in the ordinary course of business consistent with past practices;

(xiii)           sell or, other than in the ordinary course of business, license, any patent, trade name or trademark; or

(xiv)            commit or agree to take any of the foregoing actions.

For the purposes of requesting the Purchaser's consent hereunder, the Purchaser designates Jeffrey S. Lorberbaum and/or Frank H. Boykin with immediate effect who shall have full power and authority to give irrevocable consents on behalf of the Purchaser. All such requests for approval shall be deemed granted if the Purchaser has not given written notice of disapproval within five Business Days of receipt of the request for approval.

8.4             Directors' resignation

The Seller shall procure that the Company's directors whose names are set out in Schedule 6.3.3(i), shall resign from their position as of the Closing Date and shall execute a letter of resignation, on or before the Closing Date, substantially in the form attached as Schedule 6.3.3(ii).

8.5             Works Councils

The Seller shall procure that all Works Councils set up across the Company and its respective Subsidiaries shall be (i) duly informed of the transactions contemplated in this Agreement in accordance with applicable law, and (ii) insofar as required by law, consulted on the transaction contemplated in this Agreement

8.6             Acquisition structure

The Seller and the Purchaser shall cooperate to achieve a structure at Closing that is tax efficient for the combined company after Closing, it being understood that such structure shall (i) in no event be detrimental in any manner to the Seller or the Related Persons and (ii) at all times comply with all applicable tax and other laws.

9                   Undertakings of the Parties extending after the Closing Date

9.1             Confidentiality and announcements

9.1.1           The existence, subject matter and contents of this Agreement are confidential, and subject to Clause 9.1.2, each Party is prohibited from disclosing all or any part of this Agreement, or even its existence, at any time (including after the Closing Date), without the prior written approval of the other Party.

9.1.2           Clause 9.1.1 shall not prohibit disclosure or use of any information if and to the extent that:

A05230281/1.15/02 Jul 2005                                               - 15 -

(i)           the disclosure or use is necessary in order to allow any Party to comply with any legal requirement to make any announcement or to provide any information to any public authority or stock exchange, provided, however, that such Party shall consult with the other Party insofar as is reasonably practicable before complying with such legal requirement;

(ii)         the disclosure or use is required for the purposes of any judicial or arbitration proceedings arising out of or in connection with this Agreement;

(iii)        the disclosure is made to professional advisers or lenders of any Party on condition that such professional advisers or lenders undertake to comply with the provisions of Clause 9.1.1 in respect of such information as if they were a party to this Agreement;

(iv)        the information is or becomes publicly available (other than as a result of any breach of the Confidentiality Agreement or this Agreement);

(v)          the information becomes available to the Party bound by this Clause 9.1 from a source which is not bound by any obligation of confidentiality in relation to such information (as can be demonstrated by such Party's written records or other reasonable evidence); or

(vi)        the other Party has given prior written approval to the disclosure or use.

9.1.3           In furtherance of the foregoing, the Parties shall consult with each other concerning the means by which the Company's employees, customers and suppliers, and others having dealings with the Company, shall be informed of this Agreement. The Purchaser shall have the right to be present when any such communication is made.

9.1.4           The Parties shall take all necessary actions to ensure that no accidental or unauthorised disclosure of the existence or contents of this Agreement occurs.

9.1.5           The Seller shall cause the Company to accept an amendment from the terms of the Confidentiality Agreement to give effect to the relevant terms of this Agreement. In case the Agreement is terminated by either Party the terms and conditions of the Confidentiality Agreement shall remain in force and fully applicable and shall not be affected by (the termination of) this Agreement.

9.2             Release of Directors' Liability

9.2.1           The Purchaser undertakes to vote or cause to be voted (i) at the Company's Annual Shareholders' Meeting relating to the financial year ending December 30, 2005, all the shares of the Company, and (ii) at the Subsidiaries' Annual Shareholders' Meeting relating to the financial year 2005, all the shares of each Subsidiary which the Company has the direct or indirect power to vote, in each case in favour of a resolution, substantially in the form of the draft minutes attached as Schedule 0, releasing the Company's and the Subsidiaries' directors who resigned on the Closing Date from any liability arising from the performance of their duties until the Closing Date.

9.3             Subsequent Sale of the Shares by the Purchaser

A05230281/1.15/02 Jul 2005                                               - 16 -

9.3.1           The Purchaser undertakes not to sell or otherwise transfer all or part of the Shares to any foreign company or any other foreign legal entity (i.e. any company or legal entity whose registered office, main place of business or headquarters are not located in Belgium) for a twelve-month period as from the Closing Date.

9.3.2           The Purchaser further undertakes not to sell or otherwise transfer all or part of the Shares to any individual or Belgian legal entity without first obtaining the written undertaking of the transferee (a copy of which shall be delivered to the Seller) not to subsequently sell or otherwise transfer all or part of the Shares to any foreign legal entity for a twelve-month period as from the Closing Date.

9.3.3           In case of a breach of this Clause 9.3, the Purchaser shall reimburse to the Seller any Belgian Taxes incurred by the certificate holders of Cigales as a result of the sale or transfer of the Shares (or part of them) to a foreign legal entity less than twelve months after the Closing Date.

10               Termination

10.1         Termination Events

This Agreement may only be terminated:

10.1.1        At any time by mutual written consent of the Seller and the Purchaser.

10.1.2        by the Seller at any time, if the Antitrust Clearances have not been obtained after the expiration of a period of sixty (60) days following the date of this Agreement, with immediate effect by the Seller serving notice to the Purchaser.

10.1.3        By either the Purchaser or the Seller, at any time, if the Closing has not occurred for any reason after the expiration of a period of one hundred and eighty (180) days following the date of this Agreement, with immediate effect by one party serving notice on the other, save that the right to terminate this Agreement pursuant to this Clause 10.1.3 shall not be available to any Party who is in breach of its obligations under this Agreement and that such breach has been the reason of the failure to close.

10.2         Effect of Termination

In the event of termination of this Agreement by either Party or by both Parties, all further obligations of the Parties under this Agreement shall terminate, except that the obligations set out in this Clause 10.2, Clauses 9.1 (Confidentiality and announcements), and 11.6 (Expenses) shall survive, provided, however, that, subject to what is set out in Clause 5.4.2, such termination shall not relieve any Party of any liability for any breach of this Agreement.

11               Miscellaneous

11.1         Sole remedy

The Purchaser shall have no remedies or claims in contract or in tort against the Seller other than in case of sale of the Shares to a third party in breach of this Agreement.

The Purchaser shall have no remedies or claims in contract or in tort against any Related Persons, provided however that the Board of the Seller undertakes not to sell the Shares in breach of this Agreement.

A05230281/1.15/02 Jul 2005                                               - 17 -

For the avoidance of doubt, the Purchaser waives to the fullest extent permitted by law all rights and remedies it may have under Belgian law (or, as the case may be, any other applicable law) in respect of any breach of any provision of this Agreement, including the right to seek the termination of this Agreement in court for such a breach (at any time, including after the Closing Date) pursuant to Article 1184 of the Belgian Civil Code.

11.2         Amendments and Waivers

11.3         No amendment of this Agreement shall be effective unless it is made in writing and signed by duly authorised representatives of the Parties.

11.3.1        Except as otherwise provided herein, no failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered as a waiver of such right or remedy, or any other right and remedy under this Agreement.

11.3.2        Except as otherwise provided herein, no waiver shall be effective unless given in writing and signed by a duly authorised representative of the Party giving the waiver.

11.4         Notices in connection with this Agreement

11.4.1        Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:

(i)                 delivered by hand (with written confirmation of receipt) to the persons listed hereinafter;

(ii)                sent by fax (with confirmation received by registered mail or an internationally recognised courier company within three (3) Business Days) to the fax numbers and addresses set out hereinafter; or

(iii)       sent by registered mail or an internationally recognised courier company to the addresses set out hereinafter;

or to such other addressee, fax number or address as a Party may notify to the other Parties in accordance with this Clause 11.4.

If to Cigales:	Name:	Cigales SAK C/O Unilin Holding NV
	Address:	Schaapdreef 36, 8710 Wielsbeke (Ooigem), Belgium
	Attention:	Mr. Marc Van Canneyt
	Fax:	+32 (0)56 66 47 94

With a copy to:	Name:	Linklaters De Bandt
	Address:	Graanmarkt 2, 2000 Antwerpen, Belgium
	Attention:	Mr. Pascal Vanden Borre
	Fax:	+32 (0)3 203 62 34

A05230281/1.15/02 Jul 2005                                               - 18 -

If to the Purchaser:	Name:	Mohawk Industries Inc.
	Address:	160 South Industrial Blvd., Calhoun, GA 30701, United States of America
	Attention:	Jeffrey S. Lorberbaum
	Fax:	+1 (706) 625 35 81

With a copy to:	Name:	Alston & Bird LLP
	Address:	1201 West Peachtree Street, Atlanta, Georgia 30309-3424 United States of America
	Attention:	Mr. Alexander Patterson
	Fax:	+1 (404) 881 76 88

With a copy to:	Name:	Loyens
	Address:	Woluwe Atrium, Rue Neerveld 101-103, 1200 Brussels, Belgium
	Attention:	Mr. Roel Nieuwdorp
	Fax:	+32 (0)2 773 23 54

11.4.2        Any notice shall be effective upon receipt and shall be deemed to have been received:

(i)                 at the time of delivery, if delivered by hand or a courier company;

(ii)                on the next business day (in the place to which it is sent) if sent by fax (provided, however, that if no confirmation is received within three (3) Business Days, the notice shall be deemed to have been received on the date when such confirmation is actually received);

(iii)              on the first Business Day following the date of posting if sent by registered mail, provided that both the sender and the addressee reside in Belgium; or

(iv)               on the third (3rd) business day (in the place to which it is sent) following the date of posting if sent by registered mail where either the sender or the addressee does not reside in Belgium.

11.5         Assignment of Rights and Obligations

11.5.1        Except as otherwise provided herein, no Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a capital contribution, a donation or any other transaction, including the sale or contribution of a division ("branche d'activité" / "bedrijfstak") or of a business as a whole ("universalité" / "algemeenheid"), or a merger or split-up) without the prior written consent of the other Party.

A05230281/1.15/02 Jul 2005                                               - 19 -

11.5.2        Subject to the assignment restrictions set out in this Clause 11.5, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

11.6         Expenses

Each Party shall bear all costs and expenses incurred or to be incurred by it, including the fees and expenses of Linklaters directly in relation to the negotiation, execution and performance of this Agreement and the fees and expenses of Goldman Sachs, other than the costs incurred by or on behalf of the Company and its Subsidiaries in relation to the preparation of the transaction contemplated in this Agreement, as set forth in Schedule 11.6.

11.7         Severability

11.7.1        If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

11.7.2        If such illegal, invalid or unenforceable provision affects the entire nature of this Agreement, each Party shall use its reasonable best efforts to immediately negotiate in good faith a valid replacement provision.

11.8         Entire Agreement

11.8.1        This Agreement (and the documents referred to herein) contains the entire agreement between the Parties with respect its subject matter.

11.8.2        It replaces and annuls all prior agreements, communications, offers, proposals or correspondence, oral or written, exchanged or concluded between the Parties relating to the same subject matter, including the Purchaser's non-binding offer letter and the Purchaser's binding offer letter dated 27 June 2005, but excluding the Confidentiality Agreement which shall remain in force, unless terminated in common agreement with the Company.

11.9         Governing Law

This Agreement shall be governed by and construed in accordance with Belgian law.

11.10     Jurisdiction

All disputes arising out of or in connection with this Agreement and which the Parties are unable to settle amicably shall be subject to the exclusive jurisdiction of the courts of Brussels.

Done in Brussels, on July 2, 2005, in two originals. Each party acknowledges receipt of its own original.

A05230281/1.15/02 Jul 2005                                               - 20 -

Cigales SAK:

Name:	Frans de Cock	Name:	Bernard Thiers
Title:	Director	Title:	Director
Mohawk Industries, Inc.

Name:	Jeffrey Lorberbaum	Name:	Frank Boykin
Title:	Chairman and CEO	Title:	CFO

A05230281/1.15/02 Jul 2005                                               - 21 -

A05230281/1.15/02 Jul 2005                                               - 22 -

A05230281/1.15/02 Jul 2005                                               - 22 -

A05230281/1.15/02 Jul 2005                                               - 22 -

A05230281/1.15/02 Jul 2005                                               - 22 -

Index of Schedules

Schedule A:	Confidentiality Agreement
Schedule B:	Assignment form of IP rights
Schedule 1.1:	List of Subsidiaries
Schedule 4.1(ii):	Data room index
Schedule 4.1(iii):	Written answers to questions and additional information
Schedule 5.3.1:	Antitrust Clearances
Schedule 6.2.2(iii):	Seller's closing certificate
Schedule 6.2.2(v):	Transfer agreement with respect to the shares in Unilin Systems SA and Unilin Systems SUD SAS
Schedule 0:	Draft minutes
Schedule 6.3.3(i):	List of resigning directors
Schedule 6.3.3(ii):	Form of resignation letter
Schedule 8.3(vii):	Budgeted capital expenditures
Schedule 11.6:	Expenses incurred by or on behalf of the Company and its Subsidiaries

Table of Contents

1          Definitions and Interpretation. 2

1.1       Definitions. 2

1.2       Interpretation. 4

2          Sale and purchase of the Shares. 5

2.1       The Shares. 5

2.2       Rights attaching to the Shares - dividends. 5

3          Purchase Price. 5

3.1       Purchase Price and payment thereof 5

3.2       Final Purchase Price. 5

4          Representations and warranties. 6

4.1       Representations and warranties of the Seller 6

4.2       Representations and warranties of the Purchaser 10

5          Conditions to Close. 10

5.1       Conditions to the Purchaser's obligation to Close. 10

Conditions to the Seller's obligation to Close. 11

5.3       Condition to the Parties' obligation to close. 11

5.4       Best efforts concerning the satisfaction of the Obligations to Close. 11

5.5       Specific undertakings of the Purchaser concerning the satisfaction of the Condition to close set forth in Clause 5.3.1. 11

6          Closing. 12

6.1       Date and Place. 12

6.2       Seller's Closing Obligations. 12

6.3       Purchaser's Closing Obligations. 12

7          Undertakings of all Parties. 13

8          Undertakings of the Seller prior to the Closing Date. 13

8.1       Purchaser's access to the Company. 13

8.2       Operation of the Company and its Subsidiaries' Business. 13

8.3       Restrictions on the Seller, the Company and its Subsidiaries. 13

8.4       Directors' resignation. 15

8.5       Works Councils. 15

8.6       Acquisition structure. 15

9          Undertakings of the Parties extending after the Closing Date. 15

9.1       Confidentiality and announcements. 15

9.2       Release of Directors' Liability. 16

9.3       Subsequent Sale of the Shares by the Purchaser 16

10        Termination. 17

10.1     Termination Events. 17

10.2     Effect of Termination. 17

11        Miscellaneous. 17

11.1      Sole remedy. 17

11.2      Amendments and Waivers. 18

11.3      No amendment of this Agreement shall be effective unless it is made in writing and signed by duly authorised representatives of the Parties. 18

11.4      Notices in connection with this Agreement 18

11.5      Assignment of Rights and Obligations. 19

11.6      Expenses. 20

11.7      Severability. 20

11.8      Entire Agreement 20

11.9      Governing Law. 20

11.10    Jurisdiction. 20

Index of Schedules. 22

Table of Contents. 25

A05230281/1.15/02 Jul 2005                                               - 26 -